EXHIBIT 12.1
SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Thirteen Weeks Ended
	September 28, 2002(1)	September 29, 2001(2)
Fixed charges:
Interest expense	$67	$74
Interest portion of rental expense	15	14

Total fixed charges before capitalized interest and preference security dividends	82	88
Preference security dividends of consolidated subsidiaries	5	7
Capitalized interest	2	2

Total fixed charges	$89	$97

Earnings available for fixed charges:
Income before income taxes	$377	$262
Less undistributed income in minority-owned companies	2	(4)
Add minority interest in majority-owned subsidiaries	3	3
Add amortization of capitalized interest	6	6
Add fixed charges before capitalized interest and preference security dividends	82	88

Total earnings available for fixed charges	$470	$355

Ratio of earnings to fixed charges	5.3	3.7

(1)	During the first quarter of fiscal 2003, the Corporation recorded a pretax credit of $9 in connection with the reversal of certain Reshaping actions.
(2)	During the first quarter of fiscal 2002, the Corporation recorded a pretax charge of $1 in connection with certain Reshaping actions.

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